UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 10, 2008

INTERLINK-US-NETWORK, LTD.

(Exact name of registrant as specified in its charter)

California	**000-50021**	**95-4642831**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024
(Address of principal executive offices)

(310) 777-0012
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendment to Articles of Incorporation

On September 4, 2008, we filed with the Secretary of State of the State of California a Certificate of Amendment to our Articles of Incorporation changing our name to "Interlink-US-Network, Ltd." (the "Name Change"). The Name Change was declared effective on the open of business on October 10, 2008. Pursuant to the Name Change, effective as of October 10, 2008, our stock trading symbol has changed from NDGT to IUSN.

Item 9.01 Financial Statements and exhibits.

Exhibit Number	Description
3.1*	Certificate of Amendment to Articles of Incorporation filed on September 4, 2008

* Attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuTECH DIGITAL
Date: October 10, 2008   By: /s/ Richard M. Greenberg
                                               Richard M. Greenberg
                                               President

Exhibit 3.1

A0681732



State of California
Secretary of State

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

That the attached transcript of ___1___ page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

SEP 0 5 2008

DEBRA BOWEN
Secretary of State

A0681732

CERTIFICATE OF AMENDMENT TO THE
ARTICLES OF INCORPORATION

OF

NuTECH DIGITAL, INC.

ENDORSED - FILED
In the office of the Secretary of State
of the State of California

SEP 0 4 2008

A. Frederick Greenberg and Richard M. Greenberg certify that:

1.   They are the duly elected and acting Chief Executive Officer, President and Secretary of the Corporation named above.

2.   Article I of the Articles of Incorporation of this Corporation is amended to read as follows:

I

The name of this corporation is INTERLINK-US-NETWORK, LTD.

3.   The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4.   The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the General Corporation Law. The total number of outstanding shares of Common Stock of the Corporation is 734,048 and the total number of outstanding shares of Series A Convertible Preferred Stock of the Corporation is 23,800. The number of shares voting in favor of the amendment equaled or exceeded the vote required, with 51% of the shares of Common Stock and 100% of Series A Convertible Preferred Stock approving the amendment. The percentage vote required for each class entitled to vote is 50.1% of the shares of Common Stock and 50.1% of the shares of Series A Convertible Preferred Stock.

I declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Executed on this 10th day of August, 2008.



A. Frederick Greenberg,
Chief Executive Officer





Richard M. Greenberg,
President and Secretary